EXHIBIT 99.1

                            EXPLANATION OF RESPONSES

(1) On May 9, 2008, Svizera Holdings BV ("Svizera") purchased an aggregate of 12,213 shares of Series C Convertible Redeemable Preferred Stock, par value $0.001 per share ("Series C Preferred Stock") of Synovics Pharmaceuticals, Inc. (the "Company") and warrants to acquire an aggregate of 6,991,700 shares of the Company's common stock, par value $0.001 per share for an aggregate investment of $6,006,000 in the Company (including the "roll-over" of $1,006,000 of outstanding principal and accrued and unpaid interest due on a bridge note issued by the Company's subsidiary, Kirk Pharmaceuticals, LLC, on April 3, 2008).

(2) The conversion price of the Series C Preferred Stock is subject to adjustment pursuant to the anti-dilution provisions of the Series C Preferred Stock Certificate of Designations, Preferences and Rights filed with the Secretary of State of Nevada on May 9, 2008 ("Series C Certificate of Designation").

(3) The Series C Preferred Stock is mandatorily redeemable by the Company on the third anniversary of the original issuance date.

(4) The shares of Series C Preferred Stock are convertible, both at the option of the holder and the Company according to the terms of the Series C Certificate of Designation, at the initial rate of 1,000 shares of common stock for each share of Series C Preferred Stock subject to the anti-dilution provisions of the Series C Certificate of Designation.

(5) The referenced securities are owned by Svizera, a wholly owned subsidiary of Maneesh Pharmaceuticals Ltd. (f/k/a Maneesh Pharmaceuticals Pvt Ltd) ("Maneesh"). As directors of Maneesh, Mr. Maneesh Sapte together with his brother, Vinay Sapte, share the power to vote or to direct the vote or to dispose or direct the disposition of these shares.

(6) The number of shares issuable upon exercise of the warrants and the exercise price thereof is subject to adjustment pursuant to the terms of the anti-dilution provisions of the Common Stock Purchase Warrant to be issued to Svizera.